Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JANUARY 26, 2011

BAYTEX MAKES DIVIDEND REINVESTMENT PLAN
AVAILABLE IN THE UNITED STATES

CALGARY, ALBERTA (January 26, 2011) - Baytex Energy Corp. (TSX, NYSE: BTE) announces that shareholders that are resident in the United States are now eligible to participate in its Dividend Reinvestment Plan (the "DRIP"). The DRIP provides eligible holders of common shares in Canada and the United States the opportunity to reinvest their monthly cash dividends to acquire additional shares.  A copy of the DRIP is available on our website at www.baytex.ab.ca.

The common shares to be acquired under the DRIP will, at the election of Baytex, be issued from treasury or purchased in the open market at prevailing market prices.  Under the DRIP, common shares acquired from treasury will be issued at a 5% discount to the weighted average trading price of the common shares, calculated from the second business day after the dividend record date to the second business day prior to the dividend payment date.  Baytex's current intention is to issue common shares from treasury under the DRIP.  Pursuant to the terms of the DRIP, Baytex reserves the right at any time to change or eliminate the discount on common shares acquired from treasury.

Shareholders who hold their common shares through a broker, investment dealer, financial institution or other nominee (commonly referred to as beneficial shareholders) can contact the party holding their common shares to request that their shares be enrolled in the DRIP.  Beneficial shareholders should be aware that (i) certain brokers, investment dealers, financial institutions or other nominees may not allow participation in the DRIP and (ii) certain brokers and investment dealers may reinvest dividends received by their clients by purchasing additional shares in the open market at prevailing market prices (in which case such clients would not receive the discount offered under the DRIP for common shares acquired from treasury).  Neither Baytex nor the plan agent (Valiant Trust Company) is responsible for monitoring or advising which brokers, investment dealers, financial institutions or other nominees allow participation in the DRIP.

Shareholders who hold a physical share certificate to evidence their ownership of common shares (commonly referred to as registered shareholders) can enroll in the DRIP by delivering a completed authorization form to Valiant Trust Company.  Registered shareholders can access a copy of the authorization form on our website at www.baytex.ab.ca, on Valiant's website at www.valianttrust.com or by contacting Valiant at 1-866-313-1872.

Shareholders are not required to participate in the DRIP.  Shareholders who do not participate will continue to receive monthly cash dividends on their common shares in the normal manner.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca